
May 2, 2023

Ryan Murr
Partner
Gibson, Dunn & Crutcher LLP
555 Mission Street, 30th Floor
San Francisco, California 94105

Re: Jounce Therapeutics, Inc.
Correspondence dated May 2, 2023
File No. 005-89831

Dear Ryan Murr:

We have reviewed your correspondence dated May 2, 2023 and have the following additional comment.

Correspondence dated May 2, 2023

Correspondence, page 1

1. We note that you provided us with an opinion of counsel that the CVRs in the Offer "are not securities requiring registration under the Securities Act." Please provide us with a legal analysis of the exemption from registration that you are relying on for the offers and sales of the CVRs. In the alternative, as previously requested, please provide an opinion of counsel that the CVRs are not securities under Securities Act Section 2(a)(1).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202) 551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions